UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

3D SYSTEMS CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	95-4431352
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

333 Three D Systems Circle Rock Hill, South Carolina	29730
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Share Purchase Rights	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ x ]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [   ]

Securities Act registration statement file number to which this form relates: None.

Securities to be registered pursuant to Section 12(g) of the Act: None.

Item 1.  Description of Registrant’s Securities to be Registered.

On December 9, 2008, the Board of Directors (the “Board”) of 3D Systems Corporation (the “Company”) adopted a stockholder rights plan, as set forth in the Rights Agreement dated as of December 9, 2008, by and between the Company and Computershare Trust Company, N.A., as rights agent (the “Rights Agreement”).  Pursuant to the terms of the Rights Agreement, the Board declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $.001 per share.  The dividend is payable on December 22, 2008 to the stockholders of record on December 22, 2008.

The Rights will initially trade with, and will be inseparable from, the Company’s common stock.  The Rights will be issued in either certificated or uncertificated form.  In uncertificated form, they will be evidenced only by the balances indicated in the records of the transfer agent for the Company’s common stock or, in the case of certificated shares, by legends appearing on certificates issued after December 22, 2008 that represent such shares of common stock.  Rights will also accompany any new shares of common stock that the Company issues after December 22, 2008 until the earlier of the Distribution Date, the Redemption Date or the Final Expiration Date of the Rights Agreement, each as described below.

Once the Rights become exercisable following a Distribution Date, each Right will permit its holder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock (“Series A Preferred Share”) for $55.00.  Prior to the occurrence of a Distribution Date and the subsequent exercise of the Rights by the holders of record thereof, the Rights do not give their holders any rights with respect to Series A Preferred Shares, common stock or otherwise.

The Rights will not be exercisable until the earlier of the following (the “Distribution Date”):

•	10 days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 15% or more of the Company’s outstanding common stock; or

•
10 business days (or a later date determined by the Board before any person or group becomes an Acquiring Person) after a person or group begins a tender or exchange offer which, if completed, would result in that person or group becoming an Acquiring Person.

The Rights Agreement defines the term “Acquiring Person” generally to mean any person who, together with all affiliates and associates of such person, is the beneficial owner of 15% or more of the Company’s outstanding common stock, including common stock involved in certain derivative transactions described in the Rights Agreement.  However, that definition does not generally include (i) the Company, any such subsidiary of the Company, any employee benefit or stock ownership plan of the Company or any such subsidiary, or any entity holding common stock for or pursuant to the terms of any such plan or (ii) any Exempt Person.  The Company’s Board has the authority under the Rights Agreement to determine that a person who would otherwise be an Acquiring Person has become an Acquiring Person inadvertently, and to treat such person as not having become an Acquiring Person if such person divests as promptly as practicable a sufficient number of common stock so that such person would no longer be an Acquiring Person.

As noted above, until a Distribution Date occurs, the balances in the records of the transfer agent for the Company’s common stock or, in the case of certificated shares, legends on common stock certificates issued after December 22, 2008, will evidence the Rights, and any transfer of shares of common stock, or in the case of certificated shares, certificates for common stock, will constitute a transfer of the associated Rights.  After any Distribution Date, the Rights will separate from the common stock and will be recorded in the records of the rights agent, either in certificated or uncertificated form.  Only holders of record of outstanding Rights after the occurrence of a Distribution Date will be entitled to exercise any of the rights of a holder of Rights.  Any Rights held by an Acquiring Person or any associate or affiliate of an Acquiring Person will be deemed to be void and may not be exercised by any such person.

If a person or group becomes an Acquiring Person and a Distribution Date occurs, all holders of record of Rights except the Acquiring Person or any associate or affiliate thereof, may purchase additional shares of the Company’s common stock for a price equal to the quotient obtained by dividing $55.00 per right (subject to adjustment as provided in the plan) by one-half of the then current market price of the Company’s common stock.  In addition, if, after a person or group becomes an Acquiring Person, the Company is later acquired in a merger or similar transaction after a Distribution Date, all holders of record of Rights except the Acquiring Person or any associate or affiliate thereof, may purchase shares of the acquiring corporation’s stock for a price equal to the quotient obtained by dividing $55.00 per right (subject to adjustment as provided in the plan) by one-half of the then current market price of the acquiring company’s stock, based on the price of the acquiring corporation’s stock prior to such merger.

The Rights Agreement defines the term “Exempt Person” generally to mean certain holders of the Company’s common stock who are known to the Company as being the beneficial owners of more than 5% of the Company’s common stock as long as they continue to hold such shares of common stock as passive investment in the Company’s securities.  These persons include St. Denis J. Villere & Company, L.L.C., T. Rowe Price Associates, Inc., The Clark Estates, Inc., Daruma Asset Management, Inc., G. Walter Loewenbaum, II, Kevin S. Moore and any affiliate or associate of any of the foregoing.

Each Series A Preferred Share, if issued and outstanding:

•	will not be redeemable.

•
will entitle holders of record to cumulative cash dividends when , as and if declared by the Board in an amount equal to the amount, if any, of cash dividends paid on each share of common stock, and additional quarterly cash dividends equal to $1.00 per whole Series A Preferred Share issued and outstanding less the per share amount of all dividends, if any, declared on common stock, if any, before giving effect to the application of a formula number (as defined, which unless adjusted will equal 100) since the immediately preceding quarterly dividend payment date.

•
will entitle holders upon liquidation to receive an amount equal to any accrued and unpaid dividends and distributions on Series A Preferred Shares, whether or not declared, plus an amount equal to the greater of (i) $0.01 per whole Series A Preferred Share and (ii) an aggregate amount per whole Series A Preferred Share equal to a formula number (as defined, which unless adjusted will equal 100) then in effect times the aggregate amount to be distributed to per share holders of common stock.

•
will generally have the same voting power as one share of common stock, will generally vote as a single class with the Company’s common stock and will have the right to vote as a single class with respect to such matters as are required by law.

•
if shares of the Company’s common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock.

The value of a Series A Preferred Share should generally approximate the value of one share of common stock.

The Rights will expire on the earlier to occur of (i) December 22, 2011, or such later date as approved by the independent members of the Board of Directors of the Company (so long as such determination is made prior to December 22, 2011), or (ii) December 22, 2018 (the “Final Expiration Date”).  No payment will be made to the holder of any Right upon its expiration.

The Board may redeem the Rights for $0.001 per Right at any time prior to 10 days after such time that any person or group becomes an Acquiring Person (the “Redemption Date”).  If the Board redeems any Rights, it must redeem all of the Rights that are not deemed to be void.  Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.001 per Right.  The redemption price will be adjusted if the Company has a stock split or stock dividends of the Company’s common stock.

After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the Company’s outstanding common stock, the Board may extinguish the Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person and its associates and affiliates.

The Board may adjust the purchase price of the Series A Preferred Shares to be paid upon the exercise of Rights, the number of Series A Preferred Shares issuable and the number of outstanding Rights from time to time to prevent dilution that may occur from a stock dividend, a stock split or reclassification of the issued and outstanding Series A Preferred Shares or common stock or for certain other events set forth in the Rights Agreement.  No adjustments to the exercise price of any Right amounting to less than 1% will be made, but any such adjustment will be carried forward and applied with respect to any subsequent anti-dilution adjustment.

The Rights Agreement may be amended by the Board in its sole discretion until such time as any person becomes an Acquiring Person.  After such time the Board may, subject to certain limitations set forth in the Rights Agreement, amend the Rights Agreement only to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period, or to make changes that do not adversely affect the interests of Rights holders (excluding the interests of an Acquiring Person or its associates or affiliates).

In addition, the Board may, at any time prior to the time at which any person becomes an Acquiring Person, amend the Rights Agreement to lower the threshold at which a person becomes an Acquiring Person to not less than 10%; provided, however, that the Board may not cause a person or group to become an Acquiring Person by lowering this threshold below the percentage interest that such person or group already owns.

A copy of the Certificate of Designations of the Series A Preferred Stock of the Company and a copy of the Rights Agreement (including as Exhibit A the form of Certificate of Designations, as Exhibit B the form of Right Certificate and as Exhibit C the Summary of Rights to Purchase Preferred Shares) have been filed as Exhibits 1 and 2, respectively, to this Registration Statement on Form 8-A and are incorporated herein by reference.  The foregoing description of the terms of the Rights Agreement and the Rights does not purport to be complete and is qualified in its entirety by reference to the Certificate of Designations and the Rights Agreement.

Item 2.  Exhibits

1.
Certificate of Designations of Series A Preferred Stock of 3D Systems Corporation classifying and designating the Series A Preferred Stock, incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 9, 2008.

2.
Rights Agreement, dated as of December 9, 2008 between 3D Systems Corporation and Computershare Trust Company, N.A., as Rights Agent, which includes the Form of Certificate of Designations of Series A Preferred Stock (Exhibit A), the Form of Rights Certificate (Exhibit B) and the Form of Summary of Rights (Exhibit C), incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 9, 2008.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

3D SYSTEMS CORPORATION

By:  /s/ Robert M. Grace, Jr.
Name:  Robert M. Grace, Jr.
Title:  Vice President, General Counsel and Secretary

Date: December 9, 2008

EXHIBIT INDEX

1.
Certificate of Designations of Series A Preferred Stock of 3D Systems Corporation classifying and designating the Series A Preferred Stock, incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 9, 2008.

2.
Rights Agreement, dated as of December 9, 2008 between 3D Systems Corporation and Computershare Trust Company, N.A., as Rights Agent, which includes the Form of Certificate of Designations of Series A Preferred Stock (Exhibit A), the Form of Rights Certificate (Exhibit B) and the Form of Summary of Rights (Exhibit C), incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 9, 2008.